THE EXCHEQUER VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING PORTFOLIO NAME CHANGES

Effective May 1, 2009, certain of the Portfolios available through the Security Life Separate Account S-L1 will change their names as follows:

Former Portfolio Name	Current Portfolio Name
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio

NOTICE OF UPCOMING PORTFOLIO MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Portfolio will merge into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell[TM] Large Cap Growth Index Portfolio

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Portfolio will merge into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

IMPORTANT INFORMATION REGARDING THE UPCOMING PORTFOLIO MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to an Investment Division that invests in a Disappearing Portfolio to any other available Investment Division or to the Guaranteed Interest Division. **See the "Your Right to Transfer Among Divisions" section beginning on page 27 of your Contract prospectus for information about making Investment Division transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in an Investment Division that invests in a Disappearing Portfolio will automatically become an investment in the Investment Division that invests in the corresponding Surviving Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to an Investment Division corresponding to a Disappearing Portfolio will be automatically allocated to the Investment Division corresponding to the applicable Surviving Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Your Right to Transfer Among Divisions" section beginning on page 27 of your Contract prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Investment Divisions that invest in the Disappearing Portfolios will no longer be available through your Contract.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Accumulation Value immediately before the mergers will equal your Accumulation Value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Portfolios in future supplements to the Contract prospectus.
- **Because of the upcoming Portfolio mergers, the following Portfolios will be added, effective May 1, 2009, to your Contract as available investment options:**
    - ING International Index Portfolio
    - ING Russell^{TM} Large Cap Growth Index Portfolio

IMPORTANT INFORMATION ABOUT THE PORTFOLIOS AVAILABLE THROUGH THE CONTRACT

Effective May 1, 2009, Investment Divisions which invest in the following Portfolios are available through the Variable Account:

- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Pioneer Fund Portfolio (Class S)

- ING Stock Index Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity and Income Portfolio (Class I)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)

More information about these Portfolios is contained in the tables below.

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Portfolios available through the Contract. More detailed information about these Portfolios can be found in the current prospectus and Statement of Additional Information for each Portfolio.

There is no assurance that the stated investment objectives of any of the Portfolios will be achieved. Shares of the Portfolios will rise and fall in value and you could lose money by allocating Contract value to the Investment Divisions that invest in the Portfolios. Shares of the Portfolios are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Portfolios are diversified, as defined under the 1940 Act.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING Van Kampen Capital Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen	Seeks long-term capital appreciation.
ING Pioneer High Yield Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell™ Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.

IMPORTANT INFORMATION ABOUT INVESTMENT FUNDS CLOSED TO NEW INVESTMENT

The Investment Divisions that invest in the following Investment Funds have been closed to new investment:

- AIM V.I. Core Equity Fund
- ING BlackRock Large Cap Value Portfolio
- Van Eck Worldwide Hard Assets Fund

Contract owners who have Contract value allocated to one or more of the Investment Divisions which correspond to these Portfolios may leave their Contract value in those Investment Divisions, but future allocations and transfers into those Investment Divisions are prohibited. If your most recent premium allocation instructions includes an Investment Division that corresponds to one of these Investment Funds, premium received that would have been allocated to an Investment Division corresponding to one of these Investment Funds may be automatically allocated among the other available Investment Divisions according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Investment Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer Among Divisions" section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Portfolio. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050